Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

Blair W. White

tel 415.983.7480

blair.white@pillsburylaw.com

November 28, 2011

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	Pamela Long

Assistant Director

RE:	Renewable Energy Group, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed November 18, 2011

File No. 333-175627

Dear Ms. Long:

REG Energy Group, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated November 22, 2011. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

Management’s discussion and analysis of financial condition and results of operations, page 42

Critical Accounting Policies, page 52

Valuation of the Company’s Equity, page 61

1.	As disclosed on page F-89, we note that the fair value of your common stock issued in connection with your July 12, 2011 asset acquisition of SoyMor was $24.28 per share. Please expand your disclosures to identify and fully discuss the significant factors, including any changes to material underlying assumptions you utilized in your discounted cash flow analysis, which contributed to the decrease in the fair value of your common stock from $24.28 on July 12, 2011 to your preliminary estimated IPO price.

November 28, 2011

Response: In response to the Staff’s comments, the Registrant has revised the disclosure on page 61.

Liquidity and capital resources, page 72

2.	We note your new disclosure on page 74 that you have notified Bunge of your intention to terminate the Bunge MSA. We note similar new disclosure on page 126. Please discuss and analyze the anticipated impact on your liquidity, if any, of the termination of the Bunge MSA and the related agreements among your affiliates and Bunge. In this regard, we note your disclosure on page 126 that sales in connection with the various agreements amounted to $37,502,000 in 2010.

Response: The Registrant respectfully notes the termination of the Bunge MSA will not have an impact its liquidity. After the Bunge MSA is terminated, the sales and purchase the Registrant made with Bunge will be made directly to the customer or from the vendor that was the underlying beneficiary of our transactions with Bunge. The Registrant currently maintains relationships with these customers and vendors. The Registrant entered into the Bunge MSA to reduce overall working capital needs by reducing the period in which payment was received or due for the Registrant’s orders. The Registrant believes at the point the MSA terminates in May 2012, it will have sufficient working capital and the termination will have no impact on the Registrant’s business or liquidity. The Registrant has revised its disclosure on page 127 for clarification.

Critical Accounting Policies, page 52

3.	You have added the following statement at the end of the first paragraph on page 53: “Due to the uncertainty of the amounts to be received, we record amounts until we have received notification from the USDA or are in receipt of the funds.” Please clarify whether this statement should be revised to indicate that you do not record until you are in receipt of notification or funds (emphasis added).

Response: In response to the Staff’s comments, the Registrant has revised the disclosure on page 53.

Certain relationships and related party transactions, page 124

4.	Please tell us why you have not provided the information required by Item 404 of Regulation S-K for the September 2011 glycerin sale and purchase agreement with Westway referenced on page F-97.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on page F-97 to remove the discussion of its glycerin sale and purchase agreement with Westway because Westway is not a related party of the Registrant. In 2009, ED&F Man

November 28, 2011

concluded a transaction that resulted in Westway becoming a publicly traded company and ED&F Man’s ownership of Westway being below 50% and, therefore, not a subsidiary of ED&F Man. ED&F Man does not have a direct or indirect material interest in the glycerin sale and purchase agreement between REG and Westway and as such, disclosure is not required pursuant to Item 404 of Regulation S-K. Since the previous contract was with Westway was entered into when Westway was a related party, the Registrant has disclosed all activities under the previous contract as a related party transaction.

Procedures for approval of related party transactions, page 130

5.	We note your response to comment 40 in our letter dated August 15, 2011. As previously requested, please describe the standards that your audit committee will apply when determining whether to approve or ratify related party transactions.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page 130.

Principal stockholders and selling stockholders, page 130

6.	Please update your beneficial ownership and selling stockholder information as of the most recent practicable date.

Response: The Registrant has updated the date of the beneficial ownership and selling stockholder information as of November 18, 2011. The Registrant notes there have been no equity issuances between September 30, 2011 and November 18, 2011.

7.	We note your response to comment 42 in our letter dated August 15, 2011. As previously requested, please identify the natural persons who have voting and/or dispositive authority over the common stock beneficially owned by each selling stockholder that is a legal entity. Please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page 132.

8.	We note your response to comment 44 in our letter dated August 15, 2011. As previously requested, please tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker dealer. If any selling stockholder is an affiliate of a broker-dealer, please tell us the name of the broker-dealer and describe for us the nature of the affiliation. We may have additional comments based on your response.

Response: The Registrant respectfully submits that none of its selling stockholder is a broker-dealer or an affiliate of a broker dealer.

November 28, 2011

Description of capital stock, page 133

General, page 133

9.	Please reconcile for us your statement in the last paragraph of this subsection that there are no shares of Common Stock outstanding as of September 30, 2011, with the new assumption you have added regarding “the conversion of 400,000 shares of Class A Common Stock into shares of Common Stock upon their sale by the selling stockholders in this offering.” The assumption appears to suggest that shares of Common Stock would be outstanding.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on page 134.

Shares eligible for future sale, page 142

10.	Please disclose under this heading the number of shares of Common Stock and Class A Common Stock that is subject to outstanding options and warrants. See Item 201(a)(2)(i) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrant has revised its disclosure on page 144.

Financial Statements, page F-1

Note 2—Summary of Significant Accounting Policies, page F-75

Stock-based Compensation, page F-81

11.	Please expand your disclosures to indicate the grant date per unit fair value for the 299,033 restricted stock units granted during September 2011 as well as the compensation expense related to non-vested portion of this award. Refer to FASB ASC 718-10-50 for guidance.

Response: In response to the Staff’s comment, the Registrant has expanded its disclosure on page F-82.

12.	Please reconcile your disclosure that during September 2011 you granted 299,033 shares of restricted stock units to employees in return for services with vesting of three to four years with your disclosure on page 119 that indicates that in September 2011 you granted Mr. Oh 400,000 restricted stock units in connection with his appointment as your Chief Executive Officer.

Response: In response to the Staff’s comment, the Registrant has reconciled below its disclosure that during September 2011 it granted 299,033 shares of restricted stock units to employees in return for services with vesting of three to four years with its disclosure

November 28, 2011

on page 119 that indicates that in September 2011 Mr. Oh was granted 400,000 restricted stock units in connection with his appointment as Chief Executive Officer.

Page F-81/F-82 Footnote 2: “Stock Compensation Disclosure:

Grant Date	Employees	Split adjusted RSU shares
9/23/2011	Various individuals	99,033
9/28/2011	Daniel J. Oh, CEO	200,000

Total reported on pg F-81/82		299,033

Page 119:
28-Sep	Daniel J. Oh, CEO	400,000

In September 2011, the Registrant awarded Mr. Oh 400,000 restricted stock units in connection with his appointment as our Chief Executive Officer. 200,000 of the restricted stock units are subject to a service condition of four years. The other 200,000 are subject to a service condition of four years and the satisfaction of a performance condition in each of the four years. The latter 200,000 shares that vest upon satisfaction of certain performance targets do not yet have a grant date as the Registrant has not yet established the performance targets necessary for vesting under the performance condition, and as such a mutual understanding of the key terms has not been reached. Thus, a grant date has not yet been achieved for accounting purposes on the latter 200,000 restricted stock units and such units are excluded from the disclosure on page F-81/F-82.

Income Taxes, page F-82

13.	Please revise your line item, “Total benefits for income taxes before valuation allowances,” as it seems most of the amounts presented are actually provisions/expenses.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page F-83.

Unaudited Pro Forma Net Income (Loss) Per Share, pages F-20 and F-84

14.	With reference to the specific conversion terms of the Series B preferred stock, please tell us what consideration you have given to whether there is an embedded conversion feature such that the changes in the fair value of the conversion feature need to be contemplated in your pro forma EPS.

Response: The Series B Preferred Stock (“Preferred Stock”) can be converted into shares of common stock at a conversion rate equal to its par value over an amount equal to a 25% premium of the IPO price (“Conversion Rate”). This conversion can occur at the holder’s election any time after the lock-up period and can also occur at the issuer’s election any time

November 28, 2011

after the lock-up period if the weighted average market price exceeds a premium to the IPO price of 50% and 60% (“Conversion Options”). The Conversion Options do meet all three conditions in ASC 815-15-25-1 to be considered a derivative requiring bifurcation, however, the Conversion Options would be considered a contract that is indexed to its own stock and is classified in temporary equity and thus would get the scope exception available in 815-10-15-74. A detailed analysis is as follows:

ASC 815 requires bifurcation of embedded derivatives if a) the economic characteristics of the embedded derivative instrument are not clearly and closely related to the host contract, b) if the host contract is not remeasured at fair value with changes in fair value reported in earnings, and c) a separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument under ASC 815. In the case of the Conversion Options their economic characteristic which are primarily equity-like are not clearly and closely related to the debt host, the Preferred Stock is not required to be measured at fair value and the embedded feature would meet the definition of a derivative if it were a separate instrument. Specifically, the net settlement requirement would be met because Preferred Stock shares are only issuable upon an IPO that provides a market mechanism to convert the physically delivered common shares into cash (ASC 815-10-15-99).

The conversion feature included in the Preferred Stock, however, does not require bifurcation because the embedded feature (Conversion Options) would meet the scope exception outlined in ASC 815-10-15-74(a) as it is: (a)(1) indexed to its own stock and (a)(2) classified in stockholders holders’ equity.

In order to meet the “indexed to its own stock” criterion in (a)(1) further evaluation of the guidance in ASC 815-40-15 is required. Specifically, the Preferred Stock does not meet any of the conditions in ASC 815-40-15-3 and thus should be further evaluated under the two step process described in ASC 815-40-15-7.

Therefore, in order for the conversion feature to be considered indexed to the Registrant’s equity the Registrant evaluated the contingent exercise provisions (Step 1) and the settlement provisions (Step 2).

> > Evaluation of Contingent Exercise Provisions (Step 1)

ASC 815-40-15-7A An exercise contingency shall not preclude an instrument (or embedded feature) from being considered indexed to an entity’s own stock provided that it is not based on either of the following:

a.	An observable market, other than the market for the issuer’s stock (if applicable)

b.	An observable index, other than an index calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer; earnings before taxes, depreciation, and amortization of the issuer; net income of the issuer; or total equity of the issuer).

November 28, 2011

In the case of the conversion feature the exercise provisions are contingent upon: 1) the passage of time (i.e. 18 months after lock-up period) for the holder’s option; and 2) achievement of specified market prices above the IPO price for the Registrant’s option. Therefore, these exercise provisions meet step 1 and require additional analysis under Step 2.

> > Evaluation of Settlement Provisions (Step 2)

15-7C An instrument (or embedded feature) shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the following:

a.	The fair value of a fixed number of the entity’s equity shares

b.	A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

The Preferred Stock settlement provisions allow for the holders to receive a fixed number of shares of common stock (determined using the Conversion Rate of IPO Price x 125%) in exchange for a fixed par value of Preferred Stock (unit of account is one share) with a couple notable exceptions including: a) change in number of shares resulting from accrued dividends and b) adjustments to the Conversion Rate to protect the holders from dilution. Paragraph 15-7D and 7E go on to clarify that adjustments resulting only from variables that would be inputs to the fair value of a fixed-for-fixed option on equity shares would continue to allow the feature to be considered indexed to an entity’s own stock. Therefore, each of these adjustments (Dilution and accrued dividends) will be evaluated further to determine whether they would be inputs to a fixed for fixed option as follows:

Accrued Dividends—The number of shares to be awarded is also determined based on accrued and unpaid dividends at the time of conversion. As indicated in the Deloitte Technical Library’s guidance at ASC 815-40-15 (Q&A 12), “Since the convertible preferred stock contains a host debt instrument and interest rates are a variable into the pricing of a “fixed-for-fixed” option on equity shares (see ASC 815-40-15-7E(e)), this conversion formula generally would not preclude the embedded conversion option from being considered indexed to the reporting entity’s stock under step 2 of the two-step approach in ASC 815-40-15-7.”

Dilution Adjustments—Furthermore, there are multiple provisions set forth in Section 8(d) of the agreement that allows for “Adjustment to Conversion Rate”. The provisions can be summarized as adjustment for the issuance of the following to common stockholders: 1) stock dividends, 2) warrants to purchase stock at below market prices, 3) asset distribution, 4) spin-off, 5) cash dividend (excluding that associated with dissolution or similar), 6) tender offer or 7) stock split/reverse slip (collectively the “Dilution Adjustments”).

ASC 815-40-15-7G indicates that standard valuation models for equity-linked instruments contain certain implicit assumptions (i.e., that certain events will not occur). When a specified event occurs and invalidates an implicit assumption in a valuation model, an adjustment to the terms of an instrument may not preclude the instrument from being indexed to the reporting

November 28, 2011

entity’s stock. Guidance using the Deloitte Technical Library at 815-40-15 (Q&A 16) provides several examples of dilutive events requiring adjustment as an implicit assumption in a valuation model as follows:

•	A stock split, subdivision, combination, reclassification, or recapitalization.
•	A stock dividend or distribution by an issuer.
•	A rights offering by an issuer.
•	An offering of additional common stock or equity-linked securities by an issuer at a price that is less than fair value (i.e., the current quoted market price for a public issuer).
•	A repurchase of common stock by an issuer at a price that is more than fair value (i.e., the current quoted market price for a public issuer).
•	A tender offer by an issuer at other than fair value of the issuer’s stock (i.e., the current quoted market price for a public issuer).
•	A distribution by an issuer to all common shareholders of securities other than common stock, evidences of indebtedness, warrants, or other assets or property of the issuer.

The Dilution Adjustments do not preclude the Conversion Options from being indexed to the Registrant’s common stock, pursuant to the three question analysis referred to in 815-40-15 (Q&A 16). Note that although 815-40-15 (Q&A 16) refers to a “neutralization” of the impact of the event on the fair value of an instrument, for dilutive adjustments, the standard practice is to adjust the instrument to reflect “neutralization” on the instrument’s intrinsic value, which is considered to reflect a “neutralization” of the impact of the adjustment on the instrument’s fair value.

Finally, with regards to the second condition in ASC 815-10-15-74 i.e. whether the derivative instrument is classified as stockholders equity, the Registrant considered the guidance in 815-40-25-10 that indicate several conditions that can preclude accounting for the contract in equity and thus would not allow criteria (a)(2) of paragraph 74 to be met. This analysis suggested that all conditions were met and thus the contract can be classified in equity. Specifically, settlement permits delivery of unregistered shares, the Registrant has sufficient authorized and unissued shares, and the number of shares to be delivered are explicitly limited by the Conversion Rate.

In conclusion, although the Conversion Options represent a derivative it meets the scope exception for features that can be settled in common stock and therefore, does not require bifurcation.

Item 16. Exhibits and Financial Statement Schedules, page II-3

15.	We note that the following agreements are not included in your exhibit list:

•	Agreement for the acquisition of SoyMor Biodiesel, LLC, as referenced on page 42;

November 28, 2011

•	Amended and Restated Loan Agreement with Fifth Third Bank entered into on November 3, 2011, described on page 73; and

•	Glycerin sale and purchase agreement with Westway referenced on page F-97.

Please file these agreements as exhibits with your next amendment or as soon as possible or, for each agreement, please tell us why you are not required to do so under Item 601 of Regulation S-K.

Response: In response to the Staff’s comment, the Registrant has filed its acquisition agreement with SoyMor Biodiesel, LLC and the Amended and Restated Loan Agreement with Fifth Third Bank as exhibits 10.47 and 10.48, respectively. The Registrant respectfully submits it is not required to file the glycerin sale and purchase agreement with Westway as it is not a material contract nor a contract with a related party or any contract of the type required to be filed pursuant to Item 601 of Regulation S-K.

* * *

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (415) 983-7480.

Very truly yours,

/s/ Blair W. White

Blair W. White

cc:	Jeffery Stroburg

Daniel J. Oh

Chad Stone